Exhibit 99.1

FOR IMMEDIATE RELEASE

WESTERN REFINING AND NORTHERN TIER

ANNOUNCE DEFINITIVE MERGER AGREEMENT

•	Northern Tier unitholders to receive $15 cash and 0.2986 of a Western Refining share in exchange for each Northern Tier common unit
•	Allows Northern Tier unitholders to elect all cash or all stock consideration, subject to proration
•	Merger results in diversified refining asset base with three top tier refineries that have direct pipeline access to advantaged crude oil basins
•	Additional synergies and increased flexibility to sell Northern Tier traditional logistics assets to Western Refining Logistics

EL PASO, Tex. and TEMPE, Ariz. — December 21, 2015 — Western Refining, Inc. (NYSE: WNR) and Northern Tier Energy LP (NYSE: NTI) today jointly announced that they have entered into a merger agreement whereby Western will acquire all of NTI’s outstanding common units not already owned by Western.

Under the terms of the merger agreement, NTI unitholders will receive $15.00 in cash and 0.2986 of a share of WNR common stock for each NTI common unit held. Using the WNR 20-day volume weighted average price as of October 23, 2015 (the last trading day before WNR made its initial offer to acquire all of NTI’s outstanding common units) results in an implied consideration of $28.34 for each NTI unit. This represents an 18% premium to the 20-day volume weighted average price of NTI’s common unit price as of October 23, 2015.

As an alternative to the cash and stock consideration, each NTI unitholder may elect to receive, per NTI unit, either $26.06 in cash or 0.7036 of a share of WNR. The election will be subject to proration to ensure that the aggregate cash paid and WNR common stock issued in the merger will equal the total amount of cash and number of shares of WNR common stock that would have been paid and delivered if all NTI unitholders received $15.00 in cash and 0.2986 of a share of Western common stock per NTI common unit. Upon completion, NTI unitholders are expected to own approximately 15% of WNR. The transaction is expected to close in the first half of 2016.

WNR intends to fund the cash portion of the merger consideration with a combination of cash-on-hand and debt financing. Assuming completion of the proposed transaction, NTI will become a wholly-owned subsidiary of WNR and NTI common units will cease to be publicly traded. NTI’s 7.125% Senior Secured Notes due 2020 and revolving credit facility are expected to remain in place.

Jeff Stevens, President and CEO of WNR said, “The merger of Western and NTI will result in the combined entity owning three of the most profitable independent refineries on a gross margin per barrel basis, with direct pipeline access to advantaged crude oil combined with an integrated retail and wholesale distribution network. With a simplified corporate structure and diverse geographic base, Western will have greater access to capital and be positioned to profitably grow the company. We are excited to move forward with this transaction and continue to maximize opportunities to deliver shareholder value.”

Dave Lamp, President and CEO of Northern Tier, added, “The variable distribution MLP model has not been rewarded by the equity market, as evidenced by the historical disconnect between NTI’s high yield and low unit price. With a simplified corporate structure and diverse geographic base, the new Western will be well positioned to unlock additional value for shareholders.”

Paul Foster will remain Executive Chairman and Jeff Stevens will remain Chief Executive Officer of WNR. Upon the closing of the transaction, Dave Lamp will be named President and Chief Operating Officer of Western. The WNR Board of Directors will remain unchanged.

The terms of the merger agreement were approved by the WNR Board of Directors and the Conflicts Committee of the Board of Directors of NTI’s general partner, which negotiated the terms on behalf of NTI. The Conflicts Committee of the Board of Directors of NTI’s general partner is comprised solely of independent directors who retained independent financial and legal advisors in connection with their evaluation of the merger.

The closing of the merger is subject to the satisfaction of customary closing conditions, including the expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and the approval of the merger at a special meeting of NTI unitholders by the affirmative vote of holders of a majority of the outstanding NTI common units (including the NTI common units held by WNR). WNR currently owns approximately 38% of the common units and 100% of the general partnership interest of NTI, and WNR has agreed to vote all of the NTI common units it owns in favor of the merger.

Conference Call and Investor Presentation

There will be a conference call to discuss the proposed merger on Tuesday, December 22, 2015 at 10:00 a.m. Eastern Time. A slide presentation will be available for reference during the conference call. The call and slide presentation can be accessed on the Investor Relations section of Western’s website, www.wnr.com, and on the Investor Relations section of Northern Tier’s website at www.northerntier.com. The call can also be heard by dialing (866) 566-8590 or (702) 224-9819, passcode: 13835929. The audio replay will be available two hours after the end of the call, by dialing (800) 585-8367 or (404) 537-3406, passcode: 13835929.

Advisors

Goldman Sachs & Co. acted as financial advisor to Western, and Vinson & Elkins, Davis Polk & Wardwell and Richards Layton & Finger acted as legal counsel to Western. Evercore acted as financial advisor to the NTI Conflicts Committee. Akin Gump Strauss Hauer & Feld LLP and Morris, Nichols, Arsht & Tunnell LLP acted as legal counsel to the NTI Conflicts Committee.

Forward-Looking Statements

This press release includes “forward-looking statements” by Western (which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995) and by NTI. The forward-looking statements reflect Western’s and/or NTI’s current expectations regarding future events, results or outcomes. The forward-looking statements contained herein include statements related to, among other things, Western’s and NTI’s plans and expectations with respect to the merger, including the anticipated closing date, Western’s financing of the transaction, satisfaction of closing conditions including the expiration or termination of all waiting periods and approval of the merger at a special meeting of the NTI unitholders, the anticipated effect of the acquisition on Western’s financial and operational results, and the ability of the merger to result in or to create a diversified refining asset base with access to advantaged crude oil basins, additional synergies and flexibility to sell NTI traditional logistics assets to Western Refining Logistics, LP, greater access to capital and position Western to profitably grow the company and to unlock additional value for shareholders. These statements are subject to the risk that the merger is not consummated at all, including due to the inability of Western or NTI to obtain all approvals necessary or the failure of other closing conditions, as well as to the general risks inherent in Western’s and NTI’s businesses and the merged company’s ability to compete in a highly competitive industry. Such expectations may or may not be realized and some expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Western’s and Northern Tier’s business and operations involve numerous risks and uncertainties, many of which are beyond Western’s and NTI’s control, which could materially affect their respective financial condition, results of operations and cash flows and those of the merged company. Additional information relating to the uncertainties affecting Western’s and NTI’s respective businesses is contained in their respective filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements are only as of the date made, and neither Western nor NTI undertake any obligation to (and each expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Important Notice to Investors

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction where such an offer or solicitation is unlawful. Any such offer will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, pursuant to a registration statement filed with the SEC. The proposed acquisition will be submitted to NTI’s unitholders for their consideration. Western will file a registration statement on Form S-4 with the SEC that will include a prospectus of Western and a proxy statement of NTI. Western and NTI will also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NTI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE

PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Western and NTI once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Western will be available free of charge on Western’s website at www.wnr.com under the “Investor Relations” section or by contacting Western’s Investor Relations Department at (602) 286-1530. Copies of the documents filed with the SEC by NTI will be available free of charge on NTI’s website at www.ntenergy.com under the “Investors” section or by contacting NTI’s Investor Relations Department at (651) 769-6700.

Participants in Solicitation Relating to the Merger

Western, NTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of NTI in connection with the proposed transaction. Information about the directors and executive officers of Western is set forth in the Proxy Statement on Schedule 14A for Western’s 2015 annual meeting of shareholders, which was filed with the SEC on April 22, 2015. Information about the directors and executive officers of the general partner of NTI is set forth in the 2014 Annual Report on Form 10-K for NTI, which was filed with the SEC on February 27, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

About Western Refining

Western Refining, Inc. is an independent refining and marketing company headquartered in El Paso, Texas. The refining segment operates refineries in El Paso, and Gallup, New Mexico. The retail segment includes retail service stations, convenience stores, and unmanned fleet fueling locations in Arizona, Colorado, New Mexico, and Texas.

Western Refining, Inc. owns the general partner and approximately 66% of the limited partnership interest in Western Refining Logistics, LP (NYSE:WNRL) and the general partner and approximately 38% of the limited partnership interest in Northern Tier Energy LP (NYSE:NTI).

More information about Western Refining is available at www.wnr.com.

About Northern Tier

Northern Tier Energy LP (NYSE: NTI) is an independent downstream energy company with refining, retail and logistics operations that serves the PADD II region of the United States. Northern Tier operates a 97,800 barrels per stream day refinery located in St. Paul Park, Minnesota. Northern Tier also operates approximately 165 convenience stores and supports approximately 102 franchised convenience stores, primarily in Minnesota and Wisconsin, under the SuperAmerica trademark, and a bakery and commissary under the SuperMom’s brand. Northern Tier is headquartered in Tempe, Arizona.

More information about Northern Tier is available at www.northerntier.com.

Western Refining Investor and Analyst Contact:

Jeffrey S. Beyersdorfer

(602) 286-1530

Michelle Clemente

(602) 286-1533

Northern Tier Investor and Analyst Contact:

Paul Anderson

(651) 458-6494

Alpha IR Group

(651) 769-6700

nti@alpha-ir.com

Media Contact:

Gary Hanson

(602) 286-1777